

03011415

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL

OMB Number:	3235-0123
Expires:	October 31, 2004
Estimated average burden hours per response...... 12.00	

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER

8- 36654

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING_____01/01/02_____ AND ENDING_____12/31/02_____

                   MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
    BRILL SECURITIES INC.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

    152 WEST 57TH STREET - 16TH FLOOR

(No. and Street)

NEW YORK	NEW YORK	10019
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
    ROBERT B. BROWN   212-957-5700

                                            (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

    GLASSER & HAIMS, CPA, P.C.

                     (Name – if individual, state last, first, middle name)

99 WEST HAWTHORNE AVENUE,	VALLEY STREAM, N.Y.		115580
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

    ☒ Certified Public Accountant

    ☐ Public Accountant

    ☐ Accountant not resident in United States or any of its possessions.

PROCESSED

MAR 1 8 2003

THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

OATH OR AFFIRMATION

I, _____ROBERT B. BROWN_____, swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
_____BRILL SECURITIES, INC._____ , as

of _____DECEMBER 31,_____, 20 02_____, are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____NONE_____

_____

NOTARY PUBLIC, STATE OF NEW YORK

COUNTY OF NEW YORK

REGISTRATION NO. 315067022

EXPIRES 3/17/05

_____
Notary Public

_____
Signature

_____CEO_____
Title

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

--oOo--

F I N A N C I A L   S T A T E M E N T S

OF

BRILL SECURITIES, INC.

DECEMBER 31, 2002

--oOo--

GLASSER & HAIMS, P. C.
CERTIFIED PUBLIC ACCOUNTANTS

GLASSER & HAIMS, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
99 WEST HAWTHORNE AVENUE
VALLEY STREAM, N.Y. 11580

ALVIN M. GLASSER, C.P.A.   (516) 568-2700
IRWIN M. HAIMS, C.P.A.

INDEPENDENT AUDITOR'S REPORT

Brill Securities, Inc.
New York, New York

We have audited the accompanying statement of financial condition of
Brill Securities, Inc. as of December 31, 2002 and the related statements of
income, expenses and retained earnings and the statement of cash flows for the
year then ended. These financial statements are the responsibility of the
Company's management. Our responsibility is to express an opinion on the
financial statements based on our audit.

We conducted our audit in accordance with generally accepted
auditing standards. Those standards require that we plan and perform the
audit to obtain reasonable assurance about whether the financial statements
are free of material misstatement. An audit includes examining, on a test
basis, evidence supporting the amounts and disclosures in the financial
statements. An audit also includes assessing the accounting principles used
and significant estimates made by management, as well as evaluating the
overall financial statement presentation. We believe that our audit provide a
reasonable basis for our opinion.

In our opinion, the financial statements referred to above present
fairly, in all material aspects, the financial position of Brill Securities,
Inc. as of December 31, 2002, and the results of its operations and cash flows
for the year then ended in conformity with generally accepted auditing
principles.

Very truly yours,

Glasser & Haims CPA P.C.
GLASSER & HAIMS, C.P.A. P.C.

Valley Stream, N.Y.

February 20, 2003

BRILL SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2002

ASSETS

1.	Cash in bank		$ 232,569
2.	Receivables from brokers or dealers		
	A. Clearance account	$ 378,166	
	B. Other	167,496	545,662
5.	Securities not readily marketable at estimated face market value		50,800
10.	Furniture and equipment (net)		51,207
11.	Other assets		
	Security deposit	$ 55,589	
	Prepaid taxes	23,373	
	Advances receivable	55,246	134,208
12.	TOTAL ASSETS		$1,014,446

LIABILITIES AND OWNERSHIP EQUITY

17.	Account payable, accrued liabilities, expenses, and other	$ 220,722
20.	TOTAL LIABILITIES	$ 220,722
24.	TOTAL OWNERSHIP EQUITY	$ 793,724
25.	TOTAL LIABILITIES AND OWNERSHIP EQUITY	$1,014,446

THE ACCOMPANYING NOTES TO FINANCIAL STATEMENTS
ARE AN INTEGRAL PART OF THIS STATEMENT

BRILL SECURITIES, INC.
STATEMENT OF INCOME, EXPENSES AND RETAINED EARNINGS
FOR THE YEAR ENDED DECEMBER 31, 2002

REVENUE

1.	Commissions	$ 4,276,160	
	Floor brokerage	81,899	
2.	Gain from trading accounts	551,091	
8.	Other revenue	306,847	
9.	Total revenue		$ 5,215,997

EXPENSES

10.	Stockholders, officers salaries and employment costs	$ 553,269	
11.	Other employment costs	3,293,806	
12.	Commissions paid to other brokers-dealers	407	
13.	Interest expense	161	
14.	Regulatory fees	82,896	
15.	Other expenses	1,379,565	
16.	Total expenses		5,310,104
17.	Net (loss) for the year		$ (94,107)
	Retained earnings - January 1, 2002		603,192
	Retained earnings - December 31, 2002		$ 509,085

THE ACCOMPANYING NOTES TO FINANCIAL STATEMENTS
ARE AN INTEGRAL PART OF THIS STATEMENT

BRILL SECURITIES, INC.
STATEMENT OF CHANGES IN OWNERSHIP EQUITY
FOR THE PERIOD JANUARY 1, TO DECEMBER 31, 2002

Balance - January 1, 2002	$ 887,831
Net (loss) for year	(94,107)
Balance - December 31, 2002	$ 793,724

BRILL SECURITIES, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2002
INCREASE (DECREASE) IN CASH POSITIONS

CASH FLOWS FROM OPERATING ACTIVITIES

Net (loss)		$ (94,107)
Non-cash items included in net gain		
Depreciation and amortization		7,186
(Increase) decrease in operating assets:		
Receivables from brokers or dealers	$ 30,567	
Securities owned	73,858	
Other assets	43,598	
		148,023
Increase (decrease) in operating liabilities		
Payables to brokers or dealers	$ (3)	
Accounts payable, accrued liabilities,		
expenses and other	90,369	
		90,366
Cash increased from operating activities		151,468

CASH FLOWS FROM INVESTING ACTIVITIES:

Purchase of furniture, equipment and leasehold	(19,957)
Net increase in cash and cash equivalent	131,511
Cash - January 1, 2002	101,058
Cash - December 31, 2002	$ 232,569

THE ACCOMPANYING NOTES TO FINANCIAL STATEMENTS
ARE AN INTEGRAL PART OF THIS STATEMENT

BRILL SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2002

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES

Security transactions and the recognition of the related income and
expenses are recorded on a settlement date basis, which is generally
three business days after trade date for securities transactions and
one day after trade date for option transactions. At December 31,
2002 adjustments were made to record all trading account profit and
losses to the last trade date.

Securities in trading accounts are carried at market value.

The corporation depreciates fixed assets under the income tax method.
Depreciation on assets acquired subsequent to 1986, after the write-
off allowed under I.R.C. Section 179, is under the straight line
method over 7 years. Leasehold improvements are amortized over 39
years.

NOTE 2 - STOCKHOLDERS' EQUITY - CAPITAL STOCK

Authorized:
      150,000 shs. - common - par value .10
      100,000 shs. - preferred - par value .10

Issued:
      10,628 shs. - common $ 1,062.80
      Amount paid in over par value   283,575.92
                                                   $284,638.72

RETAINED EARNING

Balance - December 31, 2002   509,084.91

                                                   $793,723.63

NOTE 3 - COMMITMENTS AND CONTINGENCIES

The corporation's operations are conducted in leased premises.

The lease at 152 West 57th Street expires December 31, 2006.
The rent, exclusive of escalation, for the year ended December 31,
2003 is $190,216, and $570,648 for the balance of the lease.

In addition to the premises at 152 West 57th Street, corporation
operates from twenty three branch offices which are maintained by the
account executive who operates in each such office. The corporation
maintains that it has no liability for any rent for these offices.

We have been advised of the following action against the Company at
this time.

The attorneys have advised us of two arbitrations pending before the National Association of Securities Dealers, Inc. The arbitrations are based on the activities of one registered representative who is no longer employed by the Company. The matters Crawford v Chambers and Brill Securities, Inc. and Connolly v Brill Securities, Inc. and Chambers. Both cases assert that the Company failed to supervise the registered representative in connection with an investment made by each claimant in a private venture started by the registered representative during his period of employment with the Company, but was not consumated through the Company and of which the Company was without knowledge at the time the investments were consumated. The claimant Crawford is seeking compensatory damages of $70,789.74 and punitive damages of $40,000.00. The claimant Connolly is seeking compensatory damages of $54,494.85 and punitive damages of $40,000.00. The Company has denied liability and intends to defend the actions.

In addition to the arbitrations, there is an action for money damages in Superior Court State of New Jersey demanding compensatory damages in the amount of $485,000.00 and an unspecified amount of punitive damages. The complaint alleges that the plaintiff is suffering from diminished mental capacity resulting in June 2002 to an order of conservatorship and letters of guardianship issued. Eight months prior to this he transferred into Brill an account valued at approximately $500,000.00, which diminished to $15,000.00 largely as a result of active trading in technology holdings on margin.

The registered representative, who is named in the case, and who is no longer employed by Brill, has not been served with a summons and complaint. Brill has turned this matter over to their insurance carrier under their 1 million dollar error and commission policy, which would not cover any punitive damage award.

The attorneys feel that if it proceeds to a jury verdict there is a substantial possibility of a jury award, however since it is in the early stages it is difficult to give a precise evaluation at this time.

NOTE 4 - <u>NET CAPITAL REQUIREMENTS</u>

As a registered broker-dealer and member of the National Association of Security Dealers, the firm is subject to rule 15c3-1 of the securities and Exchange Commission with specific uniform minimum net capital firm's aggregate indebtedness, as defined, shall not exceed fifteen times net capital, as defined. At December 31, 2002 the firm's net capital ratio was .40 to 1 and its net capital exceeded requirements by $457,509.00.

BRILL SECURITIES, INC.
COMPUTATION OF NET CAPITAL
DECEMBER 31, 2002

1.	Total ownership equity		$ 793,724
6.	Deductions		
	A. Non-allowable assets		
	Furniture and equipment	$ 51,207	
	Other assets	134,208	
	Securities	50,800	236,215
8.	Net capital before haircuts		$ 557,509
9.	Haircuts		-0-
10.	Net capital		$ 557,509

COMPUTATION OF BASIC NET CAPITAL

11.	Minimum net capital - 6 2/3% of Line 19	$ 14,722
12.	Basic net capital	$ 100,000
13.	Net capital requirement	$ 100,000
14.	Excess net capital	$ 457,509
15.	Excess net capital @ 1000% -(line 10 less 10% of line 19)	$ 535,437

COMPUTATION OF AGGREGATE INDEBTEDNESS

16.	Total aggregate indebtedness	$ 220,722
19.	Total aggregate indebtedness	$ 220,722
20.	Percentage of aggregate indebtedness to net capital	40%

BRILL SECURITIES, INC.
DECEMBER 31, 2002

COMPUTATION OF DIFFERENCE OF NET CAPITAL
BETWEEN
CORPORATION FOCUS AND AUDITED REPORT

Net capital per corporation's focus	$ 558,690
Adjustments Accrued expenses not on books	1,181
Net capital per audit report	$ 557,509

BRILLL SECURITIES, INC.

DECEMBER 31, 2002

EXEMPTION PROVISION UNDER RULE 15c3-3

Exemption from rule 15c3-3 is claimed under section C(K)(2)(B).

GLASSER & HAIMS, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
99 WEST HAWTHORNE AVENUE
VALLEY STREAM, N.Y. 11580

ALVIN M. GLASSER, C.P.A.
IRWIN M. HAIMS, C.P.A.   (516) 568-2700

February 20, 2003

BOARD OF DIRECTORS
BRILL SECURITIES, INC.

In planning and performing our audit of the financial statements of BRILL
SECURITIES INC. for the year ended December 31, 2002, we considered its
internal control structure, including procedures for safeguarding
securities, in order to determine our auditing procedures for the purpose of
expressing our opinion on the consolidated financial statements and not
to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange
Commission, we have made a study of the practices and procedures followed
by the Company in making the periodic computations of aggregate
indebtedness and net capital under Rule 17a-3(a)(11) and the procedures for
determining compliance with the exemptive provisions of Rule 15c3-3(k)
(2)(b). We did not review the practices and procedures followed by the
Company in making the quarterly securities examination, counts, verifi-
cations and comparisons, and the recordation of differences required
by Rule 17a-13; or in complying with the requirements for prompt payment
for securities under Section 8 of Regulation T of the Board of Governors of
the Federal Reserve System, because the Company does not carry security
accounts for customers or perform custodial functions relating to customer
securities.

The management of the Company is responsible for establishing and maintain-
ing an internal control structure and the practices and procedures referred
to in the preceding paragraph. In fulfilling this responsibility, estimates
and judgments by management are required to assess the expected benefits and
related costs of internal control structure policies and procedures of the
practices and procedures referred to in the preceding paragraph and to
assess whether those practices and procedures can be expected to achieve
the Commission's above-mentioned objectives. Two of the objectives of an
internal control structure and the practices and procedures are to provide
management with reasonable, but not absolute, assurance that assets for which
the Company has responsibility are safeguarded against loss from unauthorized
use or disposition and that transactions are executed in accordance with
management's authorization and recorded properly to permit preparation of
financial statements in conformity with generally accepted accounting

principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the National Association of Security Dealers, Inc. and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Glasser & Haims CPA, P.C

GLASSER & HAIMS, CPA, PC
Valley Stream, N.Y. 11580